UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

PARAMOUNT GOLD MINING CORP.
(Name of Small Business Issuer in its charter)
DELAWARE	20-3690109
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
237 Argyle Avenue, suite 100 Ottawa, Ontario, Canada	K2P 1B8
(Address of principal executive offices)	(Zip Code)
(613) 226-7883
Issuer’s telephone number
Securities to be registered under Section 12(b) of the Act:
None

TABLE OF CONTENTS

PART I

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.	25
Item 2.	Legal Proceedings.	26
Item 3.	Changes in and Disagreements with Accountants.	26
Item 4.	Recent Sales of Unregistered Securities.	26
Item 5.	Indemnification of Directors and Officers.	26

PART F/S

Financial Statements	26

PART III

Item 1.	Index to Exhibits.	28

PART I

This Registration Statement on Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended; and Section 21E of the Securities Exchange Act of 1934, as amended.  Statements in this filing about our future results, level of activity, performance, goals or achievements or other future events constitute forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,”  “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative or other  variations of these words, or other comparable words or phrases.  We, Paramount Gold Mining Corp., intend that such forward-looking statements be subject to the safe harbors created by these statutes.  The forward-looking statements included herein are based on current beliefs and expectations that involve a number of risks and uncertainties.

Accordingly, to the extent that this Registration Statement contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of us, please be advised that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by us in forward-looking statements.  The differences may be caused by a variety of factors,  including but not limited to adverse economic conditions; intense competition, including intensification of price competition and entry of new competitors and  products; adverse  federal, state and local government regulation; inadequate  capital; unexpected  costs and operating  deficits; increases in general and  administrative costs; lower sales and revenues than forecast;  loss of  customers; technological obsolescence of our products and services, technical problems with our products and services, inability to raise prices; failure to obtain new customers; the possible fluctuation and volatility of our operating  results, financial condition and stock price; inability to carry out marketing and sales plans;  loss or retirement of key executives;  and other  specific  risks that may be described  in this Annual Report or in other reports filed by us with the  Securities and Exchange Commission.  In addition, our business and operations are subject to substantial risks that increase the uncertainty inherent in the forward-looking statements.  The inclusion of forward-looking statements in this Registration Statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.   Forward-looking   statements are based on management's beliefs, expectations and projections on the date they are made.  We assume no obligation to update forward-looking statements if management's beliefs, expectations or projections or other circumstances should change.  Investors should not place undue reliance on forward-looking statements.

WHO WE ARE

Unless otherwise noted the terms “PGDP,” the “Company,” “we,” “us,” and “our,” refer to past and ongoing business operations conducted in the form of Paramount Gold Mining Corp. and its respective subsidiaries, if any.

Item 1.

Description of Business.

Paramount Gold Mining Corp. (the “Company”, “Paramount” or “PGDP”), a Delaware corporation is a development stage company which has as its core business, precious metals exploration. The Company was reincorporated on March 29, 2005 as Panelmaster Corp., which had been a previously incorporated company whose Certificate had expired with the State of Delaware.  On April 14, 2005, the Company amended its Certificate of Incorporation, changing its name to Paramount Gold Mining Corp., with the objective to grow Paramount into a gold and precious metals producer by developing our current project in Mexico, and by acquiring other advanced-stage projects.

1.

Specifically, the portfolio will comprise three distinct types of mining properties:

1. Advanced stage exploration projects with resources at economic grades and strong expansion potential;

2. Projects that can quickly be brought into production having access to or that include mining/milling facilities; and

3. Former producing properties with significant untapped exploration potential.

BUSINESS OF THE ISSUER

Paramount signed an agreement dated August 2, 2005 with Amermin S.A. de C.V., the Mexican subsidiary of American Stellar Energy Inc., a publicly-listed company, OTC:AMRS (Exhibit 10.1). The agreement requires Paramount to make payments totaling $400,000 for a 35% equity interest in the San Miguel group of properties (“San Miguel Groupings”) located in the Chihuahua region of Mexico. Paramount can earn up to a 55% equity interest with an exploration expenditure of $1,000,000 within 18 months of the date of the agreement, and can earn up to a 70% equity interest with a further $1,500,000 exploration expenditure within 30 months of the date of the agreement.

The agreement calls for Paramount to become the operator of the property, thus enabling the Company to directly manage all exploration and development efforts. It is Paramount’s objective to spend $1,000,000 in 2006 on exploration activity on the San Miguel property, which will fulfill its obligations to earn its 55% equity interest in the property. It is also expected that Paramount will expend $1,500,000 in 2007 to increase its interests to 70%, however the 2007 expenditure will be dependent upon the Company’s ability to generate satisfactory drill results from its activities in 2005 and 2006 and its ability to secure sufficient funding.

The exploration manager for the project is Charles W. (Bill) Reed. Mr. Reed has significant mining experience in Mexico, as he was formerly Chief Geologist - Mexico for Minera Hecla S. A. de C. V., a subsidiary of Hecla Mining (NYSE:HL) from 1998 to 2004, and Regional Geologist, Mexico and Central America for Echo Bay Exploration from 1993 to 1998. While at Hecla, Mr. Reed supervised detailed exploration at the Noche Buena project, Sonora, and the San Sebastian silver and gold mine, Durango. He also discovered and drilled the Don Sergio vein that was later put into production.

Mr. Reed has a Bachelor of Science Degree, Mineralogy, University of Utah and is a Registered Professional Geologist in the State of Utah. He also completed an Intensive Spanish Program at Institute De Lengua Espanola, San Jose, Costa Rica (1969).

In addition to the San Miguel Groupings, Paramount has signed Letters of Intent to acquire two additional properties. The Company signed a Letter of Intent on September 20, 2005 with Sydney Resource Corporation (TSXV:SYR) (Exhibit 10.2) regarding the Yoquivo property in Mexico; and Paramount signed a Letter of Intent with Minera ABX Exploraciones S.A., a subsidiary of Barrick Gold Corporation (Exhibit 10.3), on October 6, 2005 regarding the Linda property in Peru.

The details of the Letter of Intent signed with Sydney Resource Corporation include (Exhibit 10.2):

On signing of this letter of intent, Paramount agrees to make a non-refundable cash payment to Sydney of U.S. $10,000, due in Sydney’s Vancouver offices, within 5 business days of signing. Said payment will provide Paramount with a 30 day, exclusive due diligence period during which time Sydney will not pursue other potential business opportunities with respect to the property and will make all property data available to Paramount for its review.

During, or at the completion of the 30 day due diligence period, Paramount may elect to enter into a formal option agreement to earn a 50% interest (first option) in the Yoquivo Property by making the following payments and meeting the following conditions:

1.

Making a cash payment to Sydney of U.S. $20,000 upon the signing of the option agreement;

2.

Issuing in favour of Sydney 150,000 common shares of Paramount upon the signing of the option agreement;

3.

Within 12 months of the date of the option agreement issuing in favour of Sydney 125,000 common shares of Paramount;

4.

Undertaking U.S. $1,000,000 in non-acquisition related property exploration expenditures within 18 months of the date of the option agreement, a minimum of US $250,000 of which would be a firm commitment to be spent during the first 6 months of the agreement;

5.

Making all of the cash payments to the underlying vendor as required under Sydney’s current agreement for the property (see following); and

6.

Maintain the property in good standing with respect to all provisions under Mexican law including the payment of annual property holding and related taxes.

Having satisfied the conditions above, within the time frames specified, Paramount will be deemed to have earned a 50% interest in the Yoquivo property.

Paramount would then have a one time option (second option), exercisable within 90 days of having exercised the first option, to earn an additional 10% interest in the Property by notifying Sydney in writing. Immediately upon notification to proceed with the second option Paramount must issue to Sydney and additional 150,000 common shares of Paramount and make a cash payment to Sydney of US $50,000. To exercise the second option Paramount will be further required to complete an additional $1,000,000 in non-acquisition related property exploration expenditures within an 18 month period commencing upon the date of notice, making all cash payments to the underlying vendor which remain to be met during this time period and keeping the property in good standing as per the provisions of the first option.

Having exercised the second option Paramount will have a third option, again exercisable within 90 days of having completed the second option, to earn an additional 15% interest in the property (for a total cumulative interest of 75%). The third option will be exercisable by issuing in favour of Sydney an additional 300,000 common shares of Paramount upon delivery of notification to proceed with the third option and delivering a bankable feasibility study to the standards acceptable by the Toronto Venture Exchange under Canadian National Instrument 43-101 within 24 months of choosing to exercise the third option and by making the payments as required to the underlying property vendor and keeping the property in good standing as per the provisions of the first option.

The following payments are still pending to the underlying property vendor:

Feb. 6 2006         US $                 25,000

Aug. 10, 2006                             100,000

Aug. 10, 2007                             150,000

Aug. 10, 2008                             200,000

Further note that, in order to exercise the option there is a payment of US$10/Au oz of proven and probable reserves as detailed in a 43-101 report on or about Aug. 10, 2009. This payment will be paid pro-rata by the parties relative to their respective interest at the time which the resource was declared.

The details of the Letter of Intent signed with Minera ABX Exploraciones S.A.include (Exhibit 10.3):

1.

Paramount will execute a first phase exploration program including geological and geophysical surveys and a minimum of 2000 m of drilling before or at the first anniversary of the signing of the formal agreement referred to below. The minimum amount of drilling is a firm commitment regardless of if Paramount exercises or not the option to acquire said 51% interest;

2.

Paramount will complete a second phase exploration program including a minimum of 4000 m of drilling before or at the second anniversary of the signing of the formal agreement referred to below;

3.

The total 6000 m drilling proposal referred to in “1” and “2” above constitutes a firm commitment from Paramount to acquire its 51% interest;

4.

Once Paramount has completed the above requirements, a Joint Venture will be formed between the parties and Paramount will be deemed to have acquired a 51% interest in the Property.  Paramount will remain the operator of the Project as long as they maintain a majority interest in the Property.  During the JV, both partners will provide funds at the pro-rata of their equity according to the annual budgets voted at the JV committee.  If Barrick elects to not participate in the exploration and future development of the Property, its interest will be reduced according to a standard dilution clause to a minimum of 10% interest which will be converted automatically to a 2% NSR.  Paramount may buy back 1 % of said 2% NSR at any time for US $1million.

5.

Barrick will be granted a back-in right exercisable at any time after Paramount acquires 51% interest in the Property to reach a 65% interest in the Project if exploration work uncovers a gold resource greater than 2 million ounces.  To reach said 65% interest Barrick will reimburse Paramount two times all exploration expenditures incurred by Paramount.  At this point, Barrick will be deemed to have 65% interest and Paramount a 35% interest and Barrick will become the operator of the Project.

6.

Barrick will have a preemptive right in case Paramount decides to transfer part or all of its interest in the Project.

7.

Barrick will be able to totally or partially assign its position in this agreement. Paramount will need Barrick´s written and previous authorization to do so.

8.

Paramount is to be solely responsible for maintaining the Property in good standing, including but not limited to all tenure payments, reports and obligations before the Peruvian State, and for obtaining all applicable permits (including but not limited to exploration permits drilling permits, water permits, social and surface rights permits with communities) and for all environmental liabilities regarding Paramount´s work in the Project area. Environmental liabilities, if any, from previous exploration work in the Project area will not be Paramount’s responsibility.

9.

Barrick hereby warrants that the Property is free of all legal actions from any third party and that all annual tax and fines for the current year (2005) have been paid or will be paid at the moment that the final agreement with Paramount is signed.

10.

It is understood that all geological information, past or new, will stay confidential unless by laws and regulations of the NASDAQ and TSX Exchanges, Paramount be obliged to make such information public via a press release, in which case Paramount shall previously inform of the need of disclosure and shall previously coordinate with Barrick its terms.

The parties will keep strictly confidential this offer and its terms until the formal agreement referred to below is executed. However, any disclosure before or after that moment will need Barrick´s previous written approval.

11.

All related to this agreement is subject to the laws of Peru and any issue will be definitively settled by arbitration as per the rules of the Instituto Nacional de Minería, Petróleo y Energía del Perú.

A final agreement will be subject to some additional due diligence by Paramount.  This additional due diligence will be limited to 45 days after signing this Letter of Intent, after which, a formal agreement prepared by Barrick is to be signed by both parties.

PROJECT DESCRIPTIONS

I.__SAN MIGUEL GROUPINGS

The following is an overview on the San Miguel Groupings. A detailed technical report on San Miguel, La Curitta and La Millionaire, dated October 8, 2005, was written for American Stellar Energy Inc. by Jon Lehmann L.P.G., an independent geologist. The report includes all three of American Stellar’s properties, however only the information on San Miguel is pertinent to Paramount Gold. A copy of the technical report is attached (“Exhibit 10.4”).

The San Miguel Groupings is located in Chihuahua, Mexico and lies in the Temoris mining district, part of the gold-silver belt of the Sierra Madre Occidental, just a few kilometers northwest of the town of Temoris. It can be accessed by vehicle and railway and has well-developed infrastructure with a recently constructed 33,000 volt power line. The project covers approximately 800 acres with an estimated 6 kms of strike in the historic gold/silver mining district.

The Temoris mining district lies within a northwest trending belt of gold and silver deposits in the western portion of the Sierra Madre Occidental. Gold/silver mineralization in the project occurs as quartz veins and breccias within the west-northwest- and north-northwest-striking faults.

The San Miguel Groupings are made up of several claims and past producing mines known as Santa Clara, Las Tres S.S.S., San Luis, El Carmen, Swanick, Sangre De Cristo, Las Tres B.B.B., Guadalupe De Los Reyes, San Juan, El Rosario, San Miguel (Head of group) and Empalme.

There are three distinct systems of parallel faults and fracture within the area examined. The first and principal system is one striking N30W and dipping 50 degrees to the East. This system contains most of the deposits in the district and has a continuous strike length of approximately 6 kilometers. A minor N4W system has displaced the N30W system in the vicinity of the San Luis mine area, and it is probable that this intersection concentrated the high Gold values in this particular deposit.

All of the mines have been developed by either shafts or adits to shallow depths except for the San Luis mine.

San Luis Mine

The San Luis area has been developed by an incline striking N30E and dipping 50 to 55 degrees to the East following the Easterly dip of the San Luis vein to an inclined depth of 815 feet. Levels have been established at the 300, 350, 375, 400, 500, 560, 600, 640, 670, 700, 738, 768, and 815 foot depths. Development to the North-West is at the 300, 350, and 640 levels and the remainder of the levels have been developed to the Southeast. Thirty meters of strike length was developed to the Southeast.

Readers of this information contained below should keep in mind that any gold/silver grades mentioned are based on old Mexican data and will have to be confirmed by Paramount.

The San Luis Mine flooded in late 1963 and was never re-opened because of low gold prices and the lack of capital, despite attractive gold grades remaining in the mine.

These are some of the Mexican samples reported from level 640, 670 and 700.

                    Guazapares San Luis Assays

Muestras NIV. 640			Muestras NIV. 670
No.	Au gpt	Ag gpt	No.	Au gpt	Ag gpt
1	104	94	4	135	139
2	380	212	5	328	224
3	506	156	6	310	200
13	1047	475	7	156	114
14	398	195	15	630	360
15	994	406	16	3	72
16	812	308	17	202	112
			18	131	145

                               Muestras      NIV.  700

No.	"A" Au gpt	"A" Ag gpt	"B" Au gpt	"B" Ag gpt
1	2	72	4	68
2	5	198	5	198
3	19	47	10	47
4	10	45	17	53
5	80	83	204	391
6	60	900	620	2184
7	20	70	130	72
14	11	74	463	254
15	98	35	7	81
16	12	108	28	122

The San Luis Mine has found ore in the old workings averaging 10 gpt gold, 250 gpt silver, and 10.0% lead/tonne. Galena ore mined from the pillars has averaged 18 gpt gold, 400 gpt silver, and 5.0% lead. The vein varies from 3 to 4 meters wide. The operators were hauling ore by truck to a small floatation plant approximately 3 kilometers away. Data made available by the parties operating this mine and mill show that ore extracted from the mine has averaged about 12 gpt Au, 350 gpt Ag, and 10% Pb per tonne.

El Carmen (147 acres)

This adjoins the San Luis claims on the North and covers the continuation of the vein system. It is one of the most important claims and a previous large producer. The San Antonio Hill, covered by the Carmen claim seems to have been the best mineralized area on this whole vein system. The El Carmen is estimated to have an ore body 700 meters long and worked for 300 feet above and 150 feet below the main longitudinal tunnel. The vein has been said to be from 4 to 12 feet wide.

Santa Clara  (37 acres)

According to a copy of an old report by the late Sr. Eduardo Ptacknick, the last owner to work these mines and obtain production on a formal scale, this mine was opened by a tunnel on the vein 600 feet long, and the vein was eight feet wide. He stated that he considered it one of the richest in the district.  An outcrop exists 3.0 meters wide.

Samples were taken of ore piled on the dump, with the following results:

G-#1 hosting        2.7 gpt Au and 324 gpt Ag

G-#2 hosting        3.5 gpt Au and 356 gpt Ag

Las Tres S.S.S. (47 acres)

This lies immediately North of the Santa Clara claim. The workings that could be entered for a short distance showed altered andesite with seams of quartz. Sample G-#3A, taken from a width of 0.25 meters, sampled 7.0 gpt Au and 520 gpt Ag.

Las Tres B.B.B. (57 acres)

This claim is North of the Las Tres S.S.S. claim. In the La Paz Mine the vein appears to be about 3 feet wide and has been stoped for over 100 feet, but the stopes were inaccessible. Following is samples of ore piled on the patio,

Sample results showed:

G-#4 hosted 2.0 gpt Au, 265 gpt Ag, 10.8% Pb, and 12.1% Zn.

G-#5 hosted 3.0 gpt Au, 577 gpt Ag, 3% Pb, and 10% Zn.

Continuing northerly is the Consuelo Mine. Here there are extensive caved stopes and large dumps. The stopes seem to be from 3 to 4 meters wide. A sample of brecciated country rock cemented by quartz, in the following:

G-#6 hosted 3.5 gpt Au, 304 gpt Ag, 10.3% Pb, and 22.6% Zn.

II. YOQUIVO PROPERTY, CHIHUAHUA, MEXICO

Paramount has entered into an agreement to acquire up to a 75% equity interest in the Yoquivo property, a 2,854 hectare parcel located in the Yoquivo District, Chihuahua State, Mexico.

The Yoquivo property is approx. 25 kms to the NE from Paramount's recently acquired San Miguel property and Gammon Lake's Ocampo discovery lies about 30 kms to the NW from Yoquivo, projecting annual production of 270,000 gold-equivalent ounces. The area geology is fairly typical of the northern Sierra Madre Occidental with structurally disrupted andesite volcanics of the Lower Volcanic Complex (LVC) exposed in the more deeply eroded parts of the district and gently tilted tuffaceous rhyolite ash-flow tuffs of the Upper Volcanic Supergroup (UVS) occupying the higher areas.

The system has many features in common with Gammon Lake’s nearby Ocampo District and virgin Ocampo-like targets are viable exploration targets in the system.

Yoquivo is a typical Tertiary Sierra Madre Occidental style epithermal gold-silver vein system on which this model is largely based. This model has been very successfully applied to exploration of epithermal veins systems worldwide. The alteration, mineralogical and structural zoning seen at Yoquivo fits the model closely and strongly indicates:

•

Yoquivo is exposed at a very high level at or near a paleosurface.

•

Yoquivo has seen multiple repetitions of the ore forming processes, resulting in superimposed mineralization and alteration patterns.

•

The central dike graben at Yoquivo San Miguel has focused hydrothermal activity in this well constrained zone, presumably with repeated deposition of Au and Ag in the resulting multi-stage veins.

•

Some stages would have extended farther than others depending on a combination of pulse magnitude and structural openness. A strong pulse injected into moderately open plumbing might not have extended as far as a weaker pulse at a very open time.

III.  LINDA PROPERTY, PERU

As Paramount is still in the early stages of due diligence on the Linda property, we have not received very much detail. The following is a summary of what we know to-date.

The Linda property is comprised of six mining concessions totaling 45,000 hectares.  It is located within a mining district which is currently being intensively explored by several junior and major companies including Barrick Gold, Newmont Mining and Southern Peru.

Previous work carried out by Horschild and Barrick Gold led to the discovery of a kilometric low grade gold system within Cretaceous sedimentary rocks.  The system appears to be suitable for hosting a low grade large volume heap leached deposit.  As of today, the genetic model of such mineralization has not been clearly identified but it presents several similarities with porphyry, skarn or Carlin type.  Mineralization and alteration (silicification and decarbonitization) are spatially associated and controlled by NW and NE trending faults and hydrothermal breccias.

Detailed sampling (chip and channel) have been completed over an area covering approximately 1.5 km x 1.0 km.  Outside of this zone, the sediments are covered by young unaltered volcanic rocks.  A total of 928 surface samples has been collected both by Horschild and Barrick of which 263 (28%) have returned gold values greater than 300 ppb (0.3 g/t)  Au, including 169 with values greater than 500 (0.5 g/t) and, 59 with values greater than 1000 ppb (1 g/t) Au.  Of note, the arithmetic average of these 263 samples stands at 0.93 g/t Au.  This value compares very well with head grades of several small and large gold mines in Peru, in particular the Yanacocha mine (>40 M oz Au) of Newmont which head grade stands at 0.9 g/t Au with a 0.2 g/t Au cut-off.  In 1996, a junior company drilled 8 holes on the property: 4 holes cut oxide gold mineralization with a high value of 1.5 g/t Au over 26 m in hole 4.

MARKET DESCRIPTION

Gold and Silver:

Paramount is a precious metals exploration and development company. The gold and silver markets have been strong since 2001, where gold has increased from $268 per ounce to its current price of $465 and silver has increased from $4.58 per ounce to its current price of $7.70. Paramount expects the gold and silver markets to remain strong for the foreseeable future. That said, the Company’s lead asset, the San Miguel Groupings in Mexico, can be profitably mined as long as gold remains above $300 per ounce.

Mexico:

Mexico is currently the world’s 4th largest mineral producer. It is an ideal country for mining companies to operate given its stable government and inclusion in NAFTA. There are several world-class mines within a close proximity of the San Miguel property, including Glamis Gold’s newest and largest gold mine. The mine is on track to produce 170,000 ounces in 2005 with annual production projected to average 190,000 ounces of gold at an estimated total cash cost of $110 per ounce.

Gammon Lake Resource's Ocampo Gold-Silver Project is approx. 40 miles to the North. A positive feasibility study was completed in November 2004 indicating annual production to average 270,000 ounces gold-equivalent over the first seven years of mining, at a cash cost of US $151.74 per gold-equivalent ounce.

Palmarejo, (TSXV:PJO) is developing the nearby Palmarejo mine and has acquired all the ground surrounding San Miguel. Palmarejo has the old Palmarejo mine that has an inferred resource of 3.1 million ounce gold equivalent. Palmarejo's property around San Miguel is currently in an early exploration phase.

REGULATION

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with its intended activities under applicable laws and regulations and the Company believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in regulations and in various operating circumstances. The Company may not be able to obtain all necessary licenses and permits required to carry out exploration The Company is not currently subject to direct federal, state or local regulation, other than regulations applicable to businesses generally in the Company’s field of endeavours.  However, there can be no assurances that the Company will not be subject to such regulation in the future.

NUMBER OF EMPLOYEES

As of June 30, 2005, the Company has no employees. As the Company is a start-up company and commencing business operations, it is our intent to implement the business plan including spending a total of approximately $1,000,000 on exploration activity in Mexico in 2006. The Company will need to add employees and contractors to enable it to carry out these exploration activities.

The Company entered into an executive consulting agreement with Chris Crupi on April 18, 2005 to act as a Director, President and Secretary.

The Company entered into a consulting agreement on August 31, 2005 with one of its Directors, Charles W. Reed, who will act as exploration manager at the Company’s project in Mexico (see attached agreement).

For the period from inception to the date of this registration statement, the Company has had no revenues. Net operating losses up to and including June 30, 2005 amounted to $1,773.

Net cash provided by financing activities since inception was $539,000, being total proceeds raised in two separate private placement offerings.  The first offering for total proceeds of $11,250 was raised in a private placement offering under Rule 504 of Regulation D of the Securities Act of 1933. The second offering for total proceeds of $527,750 was made under Regulation S of the Securities Act of 1933, and closed on October 12, 2005.  The Company anticipates closing a further financing of $222,250 on or before December 31, 2005 which shall comprise a portion of the second offering bringing total proceeds of this offering to $750,000.

In order to complete our planned work program on the San Miguel Groupings, and our anticipated work program on the Yoquivo property, the Company will need to raise additional funds through the sale of additional equity securities.

Our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern; however, we have enough operating capital to fund operations to the end of 2005.

AVAILABLE INFORMATION

With the filing of this registration statement, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically.  The address of the website is http://www.sec.gov.

Item 2.

Management’s Discussion and Analysis or Plan of Operation.

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements.  The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

We are a development stage company, whose goal is to be a strategic acquirer and developer of key gold and silver properties, internationally.  The Company was reincorporated on March 29, 2005 and the fiscal year end is June 30, 2005.  For the period from inception through to the end of the fiscal year, we had no revenues and $1,773 of operating expenses.  Expenses incurred were solely related to the incorporation of the Company.

Chris Crupi, Director, President and Secretary was engaged on April 18, 2005 (Exhibit 10.5); and Bill Reed, Director and Manager of Exploration, Mexico signed a consulting agreement with the Company on September 12, 2005 (Exhibit 10.6).

As of the date of this registration statement, the Company has cash on hand equal to $364,000. These funds will be used for property payments due on the San Miguel Groupings, general operating expenses and some initial exploration activity on the San Miguel property in Mexico.

PLAN OF OPERATIONS

SAN MIGUEL GROUPINGS

Paramount plans on verifying old exploration data at San Miguel with the objective of establishing an economic gold/silver resource.

Specifically, the Company plans a 12-month work program on the San Miguel Groupings commencing in early 2006. The total budget for the program is estimated to be US$1,000,000, broken down as follows:

ITEM

EST. COST (US $)

Estimated Taxes

$40,000.00

2 Geologists (Mexican) for 18 mths @ $4000 per/mth

$72,000.00

Field Helpers & supplies

$15,000.00

Lodging and Meals

$12,000.00

Storage and Shipping

$3,000.00

Vehicle Rental

$15,000.00

Fuel

$10,000.00

Geo-chemistry and Assays

$85,000.00

Permits

$5,000.00

Surface Owners

$8,000.00

Bulldozer

$5,000.00

Reclaimation

$3,000.00

Surface Survey and Underground Title Check

$8,000.00

Aerial and Satellite Photography

$6,000.00

Drilling (RC)

$150,000.00

Drilling (Core)

$400,000.00

Office and Administration

$67,000.00

Contingency

$96,000.00

TOTAL

$1,000,000.00

YOQUIVO PROPERTY, CHIHUAHUA, MEXICO

It is Paramount’s objective to complete its due diligence as per the letter of intent signed September 20, 2005 with Sydney Resource Corporation by the end of November. This due diligence will be undertaken by Bill Reed, Paramount’s Manager of Exploration, Mexico. Once Paramount is fully satisfied that the Yoquivo property meets its criteria, Paramount will sign a definitive agreement with Sydney Resource Corporation and develop a work program for the property.

Until we finalize our due diligence, it is difficult to ascertain the scope of the work program or what budget will be required.

LINDA PROPERTY, PERU

It is Paramount’s objective to complete its due diligence as per the letter of intent signed October 6, 2005 with Barrick Corporation by the middle of November. This due diligence will be undertaken by Alain Vachon, Paramounts’ Manager of Exploration, South America. Once Paramount is fully satisfied that the Linda property meets its criteria, Paramount will sign a definitive agreement with Barrick Corporation and develop a work program for the property.

Until we finalize our due diligence, it is difficult to ascertain the scope of the work program or what budget will be required.

LIQUIDITY

As of June 30, 2005, the Company had cash on hand amounting to $11,250.

On October 2005, the Company raised an additional $527,750 through a private placement offering, with a second tranche of $222,250 anticipated to close on or before November 12, 2005 and believes that proceeds from this total financing of $750,000 shall be sufficient to fund operations for the remainder of the current calendar year ending December 31, 2005.

To the extent that the Company may require additional funds for its operations, the Company intends to do so through additional private offerings of its Common Stock.  However, there can be no assurances that the Company will be able to successfully complete such private offering.

CAPITAL EXPENDITURES AND COMMITTMENTS

The Company did not make any capital expenditures from its inception to June 30, 2005. Future required payments are set out below.

SAN MIGUEL GROUPINGS

Property Payments:

To-date, Paramount has made payments to American Stellar totaling $50,000. Paramount must also make a payment to American Stellar of $250,000 upon receipt of title documentation and a further payment of $100,000 on or before November 18, 2005.

In addition, Paramount must make annual payments in August of each year, commencing in 2006, to American Stellar of $50,000 to maintain its interests in the San Miguel Groupings.

Exploration Commitments:

Paramount must spend $1,000,000 on exploration on or before February 28, 2007 to increase its equity interest to 55% and an additional $1,500,000 on or before February 28, 2008 to increase its equity interest to 70%.

YOQUIVO PROPERTY, CHIHUAHUA, MEXICO

Property Payments:

To-date, Paramount has made a deposit payment to Sydney Resource Corporation of $10,000.

Should Paramount elect, after completing its due diligence, to proceed with the Yoquivo property, Paramount will be obligated to make the following property payments and exploration commitments:

Property Payment:

Paramount must make a payment to Sydney of $20,000 upon signing a definitive agreement, followed by a payment of $50,000 if Paramount elects to increase its equity ownership to 60%. In addition, Paramount must make the following property payments:

i.

$25,000 on February 6, 2006;

ii.

$100,000 on August 10, 2006;

iii.

$150,000 on August 10, 2007; and

iv.

$200,000 on August 10, 2008.

v.

LINDA PROPERTY, PERU

Property Payments:

There are no property payments required as per the terms of the Letter of Intent.

Should Paramount elect, after completing its due diligence, to proceed with the Linda property, Paramount will be obligated to the following exploration commitments:

Exploration Commitments:

Paramount must complete a 2000 meter drill program within 12 months of the signing of a definitive agreement (a definitive agreement will only be signed once Paramount has completed its due diligence); and Paramount must complete an additional 4000 meter drill program within 24 months of the signing of a definitive agreement. Once Paramount has completed 6000 meters of drilling, they will have earned a 51% interest in the Linda Property, while Barrick will hold the 49% balance.

RISK FACTORS

The Company is dependent upon key management employees.

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Senior Management.  The Company has no key-man life insurance.

Management and directors are associated with other resource companies.

Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The market for the Company’s common stock is both subject to price and volume volatility.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company will require additional financing for ongoing business activity and there is no assurance that the Company will be available to raise such financing.

The Company is engaged in the business of exploiting mineral properties.  In recent years, the securities markets in the United States has experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2005.  If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.

The Company has a history of losses.

The Company has a history of losses.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.    The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The Company and operations are subject to the further risks as set out herein.

Our operations are subject to significant risks and uncertainties.  In making any investment decision regarding our common stock, any shareholder or potential investor, should carefully consider the following highly significant factors, and the other factors described in this annual report.  The risks associated with an investment in our stock include, but are not limited to:

1. Volatility of commodity (gold) prices;

2. Volatility of our stock prices and the lack of an established broad market for our securities;

3. Environmental risks associated with mining activities;

4. The lack of probable or proven mineral reserves as defined by Industry Guide 7 of the SEC Regulations on any of our properties;

5. The risks and difficulties associated with international operations in general, and operations in Mexico, in particular, which risks include, but are not limited to, political volatility and currency fluctuations;

6.  The concentration of our assets in a single district in Chihuahua, Mexico; and

7. The significant dependence on management and the manager of exploration, Mexico.

Prospective investors and current shareholders should also be aware of the following prospective developments with respect to our operations and the hurdles that we continue to face in successfully accomplishing our business objectives. As a result of foregoing factors and those listed below, we have not yet established a mineable reserve, nor have we produced gold in commercial quantities on a profitable basis, and we continue to be an "exploration stage" company as that term is defined in SFAS

No. 7 and Industry Guide 7 promulgated under the Securities Act of 1933.

The Company may not be able to support its exploration cost commitments.

Paramount must spend $1,000,000 on exploration within 18 months of the signing of a definitive agreement in order to earn its 55% interest in the San Miguel property in Mexico, and a further $1,500,000 on exploration within 36 months of the signing of a definitive agreement in order to increase its equity interest to 70%.

The Company's ability to manage its future growth, if any, will require it  to  continue  to  implement  and  improve  its  operational,  financial  and management  information systems and control and to hire and train new employees,  including management and technical  personnel,  and also to motivate and manage its new employees and to integrate them into its overall operations and culture.

Although the management team has successfully grown other companies, there can be no assurance that the Company will be able to perform such actions successfully.  The Company's failure to manage growth effectively would have a material adverse effect on the Company’s results of operations and its ability to execute its business strategy.

There has not been a public market for the Company’s shares and none is anticipated to develop in the near future.

It is unlikely that a regular trading market will develop in the near term or that, if developed, it will be sustained.  In the event a regular public trading market does not develop, any investment in the Company’s Common Stock would be highly illiquid.  Accordingly, an investor in the Company may not be able to sell their Shares readily.

The Company has not paid any dividends or made distributions to its investors and is not likely to do so in the foreseeable future.

The Company presently intends to retain earnings for use in its business.  Additionally, the Company may fund a portion of its future expansion through debt financing, and a condition of such financing may prohibit the payment of dividends while the debt is outstanding.   Therefore, management's goal is to build value by increasing the size of the business and not by paying dividends.

Item 3.

Description of Property.

At present, the Company’s registered office is in the United States located at 7251 West Lake Mead Blvd., suite 300, Las Vegas NV 89128. It is anticipated that once the Company adds to its management team, it will establish a corporate office in the United States.

Item 4.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of June 30, 2005, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class

Name and Address of Beneficial Owner

Common Stock

Outstanding

Percent of Outstanding

Common

Christopher Crupi

Director, President and CFO

2029 Rolling Brook Drive, Ottawa, Ontario, Canada K1W 1C9

3,300,000 SHARES

11.4%

Common

Charles William Reed

Director

4905 North Calle Faja

Tucson, AZ  85718

300,000 SHARES

1.0%

5% Beneficial Holders

Common

N/A

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities.  Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, if applicable, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

There are currently no options, warrants, rights or other securities conversion privileges granted to our officer, directors or beneficial owner and no plans to issue any such rights in the future.

Item 5.

Directors and Executive Officers, Promoters and Control Persons.

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  There are no family relationships between any of the directors and executive officers.  In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name

-------

Age

-----

Position(s)

------------

Date Appointed

------------------

Christopher J. Crupi

36

Director, President and Secretary

April 18, 2005

Charles W. Reed

62

Director

September 12, 2005

MANAGEMENT

The Paramount management team currently consists of Christopher Crupi and Bill Reed; and will be expanded as additional funding is secured.

Christoper Crupi, Director, President and Secretary

Mr. Crupi has served as a Director and President of Paramount Gold Mining Corp since April 2005. In addition to his duties at Paramount., Mr. Crupi is currently the financial advisor to Concert Industries Limited; a TSX listed company with operations in Canada, USA and Germany. He is presently the  Project Manager for the restructuring of the company including dealing with investment bankers on divestiture options, liasing with banking syndicates and their advisors in daily, weekly, and monthly internal reporting and quarterly reporting to the exchange.

From 2000 to 2004, Mr. Crupi served as Vice President Advisory Services for PricewaterhouseCoopers. He was project manager for the monitoring and sales of the Ottawa Senators Hockey Club to Capital Sports (owned by Eugene Melnyk, Chairman of Biovail Corporation).  He raised debtor in-possession financing from CIBC and Fleet Bank (US $21 million).  He was successful in the sale of the hockey team and arena for $120 million in August 2003. Mr. Crupi assumed operational control of White Rose Crafts and Nursery, a publicly traded Ontario based chain with 32 retail locations. He was responsible for all head office functions. Mr. Crupi served as Financial Advisor to Dynasty Components Inc.; a publicly listed (TSX) high technology client with assistance in negotiating with secured lender, preparation of cash flow projections, review of financial statements and reporting to the exchange. Mr. Crupi assumed overall control of Kraus Industries located in Winnipeg, Manitoba. He marketed this natural gas filling station manufacturer for sale around the world (103 expressions of interest were received). He prepared the investment banking book on the company, set up data room and negotiated an acceptable asset purchase agreement and concluded a successful Management buy-out of the company.

In February 2002, Mr. Crupi acted as first CFO for Infoterra Corporation, which included the preparation of annual tax filings and income tax returns.  On a contingency basis, he personally raised $1million of venture capital to fund software development.

From 1996 to 2000, Mr. Crupi worked as Manager, Corporate Finance and Restructuring Services for Ernst and Young where he acted as Project Manager for the Canadian Red Cross Society in the restructuring of the company, including raising of $50 million in debtor in-possession financing and preparation of business plan for this operation with $500 million in annual revenues.  Mr. Crupi performed analysis of financial position and reporting of results to board of governors, negotiation of assets sale of blood assets to Canadian Blood Services and debt restructuring of over $5 billion in contingent claims from blood victims. In 1999, Mr. Crupi assisted the CEO of Agiss Software Corporation listed on the (OTC) with divestiture options and advice on communications of results to marketplace. In 1997, Mr. Crupi was retained by Datelinx Corporation to advise this publicly listed (ME) client with options for merger/divestiture.  This included financial review of affairs of the company and assistance to legal counsel. In 1997, Mr. Crupi acted as senior staff auditor for KPMG including preparation and audit of financial statements and year-end income tax returns for public and private companies. In 1993 Mr. Crupi was an Investment Advisor with Royal Trust Corporation. From 1988 to 1993 Mr. Crupi was a political advisor for the Office of the Deputy Prime Minister and Minister of Finance; Special Assistant to The Honourable Don Mazankowski. His duties included speech writing, correspondence, and research for daily question period in House of Commons.  He also Assisted with writing the annual Budget Speech for Minister of Finance.

Mr. Crupi holds a Bachelor of Commerce degree with a Major in Finance and Minor in Management, from the University of Ottawa. He also obtained his Chartered Accountant designation with a score in the top ten of all candidates in region.

Charles William (Bill) Reed, Director & Manager of Exploration, Mexico

Mr. Reed is a senior geologist with more than 30 years in the mining industry, exploring for disseminated and high grade vein gold-silver, porphyry copper-molybdenum, and volcanogenic and replacement polymetallic deposits in United States, Mexico, Latin America and Africa. He is directly involved in the discovery and development of numerous mines which have produced more than 2 million ounces of gold. Mr. Reed is fluent in Spanish with an appreciation for diverse cultures.

He has extensive experience in:

•

Reconnaissance and Project Generation

•

Rock and Soil Geochemistry/Geophysics

•

Target Definition and Land Acquisition

•

Personnel Management

•

Exploration Design and Management

•

Budgeting and Account Management

•

Drill Testing and Logistics

•

Environmental Compliance

•

Project Management

•

Negotiating, Contracting and Permitting

•

Geological Mapping and Sampling

•

Field Work and Evaluations

From 1998 to 2004 Mr. Reed was Chief Geologist for MINERA HECLA S. A. de C. V. Guadalupe Victoria, Durango, Mexico. He managed, prepared budgets, designed and  supervised regional and mine area exploration programs for high grade vein and low grade bulk tonnage gold and silver deposits in Mexico. He supervised detailed exploration at the Noche Buena project, Sonora, and the San Sebastian silver and gold mine, Durango with approximately 700,000 oz. of 1 gram per ton gold mineralization drill indicated. He initiated the contact that resulted in the acquisition of Monarch Resources which included the San Sebastian silver-gold project in Mexico and the El Camorra gold mine in Venezuela. Mr. Reed designed and supervised the detailed trenching program on the Fracine vein that proved the continuity of mineralization prior to a production decision. He also discovered and drilled the Don Sergio vein that was later put into production.

From 1993 to 1998 Mr. Reed was regional geologist for ECHO BAY EXPLORATION, INC., Reno, NV. He designed, implemented and supervised exploration for bulk tonnage gold and silver deposits in Mexico, and assisted in developing similar programs in Central America. He planned, budgeted, negotiated, contracted, permitted, hired, and organized projects, and supervised a team of senior geologists throughout Mexico. He examined and reviewed numerous properties; recommended acquisition of Paradones Amarillos, San Antonio-Las Colinas, Zuloaga and Dolores gold-silver properties. Totaling resource of more than 2.5 million ounces of gold and 44 million ounces of silver drill indicated from his recommended acquisitions. From 1983 to 1993 Mr. Reed was a consulting geologist in Tucson, AZ. He provided independent consulting to numerous domestic and international clients. Mr. Reed designed and managed base and precious metal exploration in southern Mexico for Minera Kennecott; located and denounced the Noche Buena Gold prospect in northwestern Sonora, Mexico for USMX; assisted in land acquisition, exploration, development and financing of Carson Hill Gold Mine, Angels Camp, CA; participated in evaluation, land acquisition and exploration of numerous prospects in Mother Lode, including the Ramaagagi-Costa and Gold Cliff properties; performed extensive reconnaissance, detailed follow-up, property acquisition, drill testing of prospects and environments permissive to disseminated gold mineralization in California, Arizona, Idaho, Oregon and Nevada; studied prospective areas in Mexico, Central America and the West Indies for disseminated gold-silver mineralization, including extensive field work in Sonora, Mexico and N.W. Panama; interim Project Manager during final exploration phase at Koron Placer Gold Project in N.E. Guinea (French West Africa) including ore reserve calculations, logistics, overseeing engineering and drilling personnel, detailed geologic mapping and sampling of lode prospects associated with placer gold occurrences along the Guinea-Mali Border; participated in Guggenheim funded study of structural elements of the Cordillera Blanca in Central Peruvian Andes.

 From 1976 to 1983 Mr. Reed was the senior geologist for OCCIDENTAL PETROLEUM, Tucson, AZ. He evaluated and defined disseminated lode gold, silver, copper and molybdenum deposits in Western United States and Mexico, including reconnaissance mapping and sampling, detailed mapping, rock and soil geochemistry/geophysics, prospect evaluation, target definition, drilling logistics, land acquisition, planning and personnel management.  He also performed initial evaluation of Alligator Ridge, Nevada and first drill testing at Goldstrike, Utah. From 1972 to 1973 Mr Reed was a research assistant performing geochemical modeling of porphyry sulfide systems in varied lithologic environments, including analysis of chemical and minearalogic parameters of hydrothermal systems. He collected and compiled geochemical and mineralogical data from Kennecott properties. He also assisted with detailed studies of skarn mineralization at Chino Mine, Silver City, New Mexico. From 1968 to 1976 Mr. Reed was an assistant research geologist for KENNECOTT EXPLORATION, Salt Lake City, UT and Costa Rica. There he discovered and evaluated volcanogenic precious and base metal deposits in the West Indies, and reconnaissance for porphyry copper-molybdenum deposits in Western United States. He performed leach capping evaluations, detailed and regional mapping, rock and soil geochemistry, target definition, drilling logistics, prospect evaluations, regional structural studies, alteration zoning studies, and budget planning. From 1969 to 1972 Mr. Reed was a geologist in Costa Rica, where he conducted exploration program for porphyry copper-molybdenum deposits in Central America. He planned and conducted regional reconnaissance exploration, mapping, stream geochemical surveys and target definition in Costa Rica and Honduras. From 1968 to 1969 Mr. Reed was a research assistant where he drafted and conducted petrographic studies. He assisted in hydrothermal alteration research, X-ray studies, mineral identifications and literature searches. From 1967 to 1968 Mr. Reed was a geologic assistant with KENNECOTT COPPER CORPORATION, Eureka, Utah, Burgin Mine, Tintic Division. He assisted in various phases of mine geology and district exploration; maintained mine maps, plans and sections current, underground mapping, core logging, drilling logistics, and compilation of geologic data for Tintic District; Calculated ore grades and reserves. Mr. Reed holds a bachelors of Science Degree, Mineralogy from the UNIVERSITY OF UTAH, Salt Lake City, UT. In 1969 he completed an intensive Spanish Program at the INSTITUTE DE LENGUA ESPANOLA San Jose, Costa Rica.

Item 6.

Executive Compensation.

The officer and directors are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans, the Company may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

The Company did enter into an executive consulting agreement with Chris Crupi on April 18, 2005 to act as a Director, President and Secretary. The scope of services to be provided by Mr. Crupi to the Company include:

1.

Act as the senior manager of the Company;

2.

Engage other management to fill key positions such as exploration managers;

3.

Engage consultants where required (ie. Communications);

4.

Respond to investor inquiries;

5.

Long term strategic planning;

6.

Risk management;

7.

Financial reporting;

8.

Act as corporate secretary to the corporation;

9.

All dealings with securities commissions, stock exchanges, transfer agents, solicitors, auditors, etc.;

10.

Audit committee; and

11.

Other matters as required from time to time.

12.

Mr. Crupi was issued 3,300,000 restricted 144 stock of the Company. At the present time, there is no additional compensation including any cash compensation will be to be paid to Mr. Crupi for these services.

The Company did enter into a consulting agreement on August 31, 2005 with one of its Directors, Charles W. Reed, who will act as exploration manager at the Company’s project in Mexico (see attached agreement “Bill Reed Consulting Contract”). The agreement calls for a monthly payment to Mr. Reed of $3,000 plus $300 per day for each day he works in a given month in excess of 10 days. In addition, Mr. Reed was issued 250,000 shares of restricted 144 stock by the Company as part of his contract.

The following table sets forth our current compensation commitments going forward. There has been no officers’ salary or bonus paid up to the date of this registration statement.

The officer and directors are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans, the Company may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

The Company did enter into an executive consulting agreement with Chris Crupi on April 18, 2005 to act as a Director, President and Secretary. The scope of services to be provided by Mr. Crupi to the Company include:

13.

Act as the senior manager of the Company;

14.

Engage other management to fill key positions such as exploration managers;

15.

Engage consultants where required (ie. Communications);

16.

Respond to investor inquiries;

17.

Long term strategic planning;

18.

Risk management;

19.

Financial reporting;

20.

Act as corporate secretary to the corporation;

21.

All dealings with securities commissions, stock exchanges, transfer agents, solicitors, auditors, etc.;

22.

Audit committee; and

23.

Other matters as required from time to time.

Mr. Crupi was issued 3,300,000 restricted 144 stock of the Company. At the present time, there is no additional compensation including any cash compensation will be to be paid to Mr. Crupi for these services.

The Company did enter into a consulting agreement on August 31, 2005 with one of its Directors, Charles W. Reed, who will act as exploration manager at the Company’s project in Mexico (see attached agreement “Bill Reed Consulting Contract”). The agreement calls for a monthly payment to Mr. Reed of $3,000 plus $300 per day for each day he works in a given month in excess of 10 days. In addition, Mr. Reed was issued 250,000 shares of restricted 144 stock by the Company as part of his contract.

The following table sets forth our current compensation commitments going forward. There has been no officers’ salary or bonus paid up to the date of this registration statement.

SUMMARY COMPENSATION TABLE

Annual Compensation

Long-Term Compensation

Awards

Pay-outs

Name and

Principal Position

Year

Salary

($)

Bonus

($)

Other Annual Compen-sation

($)

Restricted Stock Award(s) ($)

Securities Under-lying Options/SARs (#)

LTIP

Payouts

All Other Compen-

sation

($)

Christoper J. Crupi

(Director, President & Secretary)

Bill Reed,

Director

2005

2006

2007

2005

2006

2007

$0

$80,000

$80,000

$12,000

$36,000

$36,000

$0

$0

$0

$0

$0

$0

$0

$0

$0

$0

$0

$0

0

0

0

250,000

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

0

Item 7.

Certain Relationships and Related Transactions.

On September 12, 2005, a total of 3,300,000 shares of Restricted Common Stock were issued to one of our directors, Chris Crupi.

On September 12, 2005, a total of 250,000 shares of Restricted Common Stock were issued to one of our directors, Charles W. Reed, as part of his consulting agreement with the Company (see Exhibit 10.6).

Item 8.

Description of Securities.

As of the date of this filing, there were 28,875,452 shares of Common Stock issued and outstanding, which are held by a total of 73 stockholders of record.

COMMON STOCK

The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs; (iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

[There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.]

NON-CUMULATIVE VOTING

The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

CASH DIVIDENDS

As of the date of this registration statement, we had not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

REPORTS

We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports, reviewed by the independent accountants.

TRANSFER AGENT

The transfer agent for the Common Stock is Manhattan Transfer Registrar Company located at P.O. Box 756, Miller Place, NY 11764.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

As of the date of this filing, there were a total of 73 shareholders of record, holding a total of 28,875,452 shares of our Common Stock.  Our stock is quoted on the Pink Sheets under the trading symbol PGDP; however, an active trading market has not yet commenced.

A total of 3,550,000 shares are held by our officer and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.

A total of 11,250,000 shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

There are currently no outstanding options, warrants to purchase or securities convertible into, our common stock.

Item 2.	Legal Proceedings.

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business.  The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

Item 3.	Changes in and Disagreements with Accountants.
Cinnamon, Jang, Wilouhby & Company, independent chartered accountants, were retained on September 28, 2005 as auditor for Paramount, and there have been no disagreements between us and the firm.
Item 4.	Recent Sales of Unregistered Securities.

As to any recent sales of unregistered securities issued by the Company as of the date the filing of this Registration Statement state: There have been no recent sales of unregistered securities by the Company.

Item 5.	Indemnification of Directors and Officers.

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities.  In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.  [Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.]

PART F/S

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Consolidated Financial Statements

Years ended June 30, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the shareholders of Paramount Gold Mining Corp. (An Exploration Stage Mining Company)

The financial statements and the notes thereto are the responsibility of the management of Paramount Gold Mining Corp. (An Exploration Stage Mining Company). These financial statements have been prepared in accordance with United States generally accepted accounting principles.

Management has developed and maintained a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The financial statements have been audited by HLB Cinnamon Jang Willoughby LLP, the independent auditors, in accordance with auditing standards in the United States of America on behalf of the shareholders.

The auditors have full and unrestricted access to the Audit Committee.

“Christopher Crupi”

Christopher Crupi, CA

President and Chief Financial Officer.

                  Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Paramount Gold Mining Corp. (An Exploration Stage Mining Company):

We have audited the consolidated balance sheet of Paramount Gold Mining Corp. (An Exploration Stage Mining Company) as at June 30, 2005 and 2004 and the consolidated statements of income and cash flows for the years ended June 30, 2005 and 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether these statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2005 and 2004 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 (b) to the financial statements, the Company has not started operations and requires financing that raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1 (b).  These financial statements do not include any adjustments that might result from outcome of this uncertainty.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, BC

October 10, 2005

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Balance Sheet

As at June 30, 2005 and 2004

(expressed in United States dollars, unless otherwise stated)

2005

2004

Assets

Current Assets:

Cash

$ 11,250

$           -

Stockholders’ Equity

Capital Stock (Note 3)

$ 13,023

$   1,773

Deficit

    1,773

      1,773

$ 11,250

$           -

Signed on behalf of the Board of Directors

“Christopher Crupi”

Director

“Charles William Reed”

Director

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Statement of Operations

For the Year-Ended June 30, 2005 and 2004

(expressed in United States dollars, unless otherwise stated)

For the

For the

Cumulative since

Year-Ended

Year-Ended

Inception

June 30,

June 30,

to

2005

2004

June 30, 2005

Revenue

$          -

$          -

$         -

Expenses:

Incorporation costs

-

-

1,773

Net Loss

-

-

1,773

Deficit, beginning

1,773

1,773

-

Deficit, ending

$ 1,773

$ 1,773

$ 1,773

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Statement of Cash Flows

For the Year-Ended June 30, 2005 and 2004

(expressed in United States dollars, unless otherwise stated)

For the

For the

Year-Ended

Year-Ended

June 30,

June 30,

2005

2004

FINANCING ACTIVITY

Proceeds from issuance of shares

$ 11,250

  -

Net increase (decrease) in cash and cash equivalents

   11,250

  -

Cash and cash equivalents, beginning of year

     -

  -

Cash and cash equivalents, end of year

$ 11,250

  -

Signed on behalf of the Board of Directors

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements

(expressed in United States dollars, unless otherwise stated)

1 – Basis of Presentation:

a – Governing Statutes and Nature of Operations

The Company, incorporated under the General Corporation Law of the State of Delaware, is a natural resource company engaged in the acquisition, exploration and development of gold and precious metal properties.  The corporation’s name was changed from PanelMaster, Corp. to Paramount Gold Mining Corp. on April 14, 2005.

b – Going Concern

The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon the continued financial support of its lenders and investors.  The outcome of these matters cannot be predicted at this time.

Due to a lack of operational history, the Company must continue to obtain external investment capital and financing.  Ongoing operations will be dependent upon the execution of the Business Plan and the successful listing of the Company on a public market.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue.  The company is currently involved in refinancing capital assets and raising funds via share transactions.

c – Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

2 – Principal Accounting Policies

The financial statements are prepared by management in accordance with generally accepted accounting principles of the United States of America.  The principal accounting policies followed by the Company are as follows:

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

2 – Principal Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 Disclosures about Fair Value of Financial Instruments.  The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.  The fair value of financial instruments classified as current assets including cash approximate carrying value due to the short-term maturity of the instruments.

3 – Capital Stock

Authorized –

100,000,000 Common shares with $0.001 par value

Issued and fully paid –

Paid In

Shares

Capital

Balance, June 30, 2004 and 2003

17,726,000

$      1,773

(i)

Consolidation of shares – 1,000 old

(17,708,274)

common shares for 1 new common share

(ii)

Private placement

11,250,000

11,250

Balance, June 30, 2005

 11,267,726

$   13,023

(i)

On April 14, 2005 the Board of Directors approved a consolidation of the common issued and outstanding common shares on the basis of 1 new common share for each existing 1,000 common shares.

(ii)

On June 25, 2005 the company completed a private placement whereby 11,250,000 common stock were issued at a price of $0.001 per share.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

4 – Related Party Transactions

There were no related party transactions in the year ended June 30, 2005 and June 30, 2004.

5 – Subsequent Events

Subsequent to year end the following events occurred:

Share Capital

On July 11, 2005 the Board of Directors approved a forward split of the issued and outstanding common shares on the basis of 2 new common shares for each existing common share.

Interest in San Miguel Groupings

The Company signed an agreement to acquire up to a 70% interest in the San Miguel Groupings located in Chihuahua, Mexico from Amermin S.A. de CV.  The agreement also includes access to 50% of the processing capacity at the La Currita Mill located located approximately three kilometers from the property.  The agreement calls for a payment of $400,000 to acquire a 35% interest.  The Company can increase its interest to 55% by spending $1,000,000 on exploration and development within the first 18 months and to 70% by spending an additional $1,500,000 within the first 30 months.

Letter of Intent with Sydney Resource Corp.

On September 28, 2005 the Company signed a Letter of Intent with Sydney Resource Corp. to acquire up to a 75% interest in a property in the Yoquivo District, Chihuahua State, Mexico, subject to a 30 day due diligence period.  Under the terms of the agreement the Company will issue to Sydney Resource Corp. 275,000 restricted shares and a nominal cash payment.  The Company is also obligated to undertake an exploration commitment of $1,000,000 within 18 month to earn a 50% interest.  The Company has an option to increase its interest to 60% by spending an additional $1,000,000 on exploration and development within the first 36 months with a further increase to 75% by issuing another 300,000 restricted shares to Sydney Resource Corp. and delivering a bankable feasibility study.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

5 – Subsequent Events (Continued)

Letter of Intent with Minera ABX Exploraciones S.A., a subsidiary of Barrick Gold Corporation

On October 11, 2005 the Company and its newly formed Peruvian subsidiary, Compania Minera Paramount SAC, have signed a Letter of Intent with Minera ABX Exploraciones S.A. (“Minera ABX”), a subsidiary of Barrick Gold Corporation, to acquire a minimum 51% interest in the Linda property, located in the Department of Ayacucho, South Peru.  The agreement calls for a two-year work commitment including 6000 metres of drilling, of which 2000 metres is a firm commitment during the first year of the deal.  Once the Company has completed the drill program, it will have acquired a 51% interest in the property and will remain the operator of the project as long as it maintains a majority interest.

Minera ABX has been granted a back-in right to reach a 65% interest, exercisable at any time after the Company acquires its 51% interest in the property, if exploration work uncovers a gold resource greater than 2 million ounces.  To earn its 65% interest, Minera ABX will reimburse the Company an amount equal to two times all exploration expenditures incurred by the Company and Minera ABX will become the operator of the project.

Agreements with Directors

The Company entered into an executive consulting agreement with Christopher Crupi effective April 18, 2005 and  pursuant to the terms of the agreement he received 3.3 million shares of the Company subsequent to year end.

On August 31, 2005 the Company entered into a consulting agreement with Charles William Reed, who agreed to act as exploration manager (Mexico) and director of the Company.  The agreement calls for a monthly payment to Mr. Reed in the amount of $3,000 plus $300 per day for each day worked in a given month in excess of 10 days.  In addition, Mr. Reed was issued 250,000 shares of the Company.

[Attached as Exhibit 4.1 is the Consent of the Auditors regarding Form 10SB.]

[Attached as Exhibit 4.2 are audited financial statements for June 30, 2005.]

PART III

See Index of Exhibits below

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Paramount Gold Mining Corp.
(Registrant)
Date:	October 31, 2005		/S/ Christopher Crupi
		By:	(Signature)
Christoper Crupi, President

Item 1. Index to Exhibits.

        The following exhibits required by Item 601 of Regulation SB are filed with this Registration Statement.

Exhibit No.	Description
3.1	Articles of Incorporation, dated March 29, 2005
3.2	Consent of the Board of Directors, dated April 18, 2005
3.3	Consent of the Board of Directors, dated May 23, 2005
3.4	Bylaws
4.1	Consent Letter from Auditors
4.2	Audited Financial Statements year ended June 30, 2005
10.1	Letter of Intent between Paramount and Amermin S.A. de C.V.
10.2	Letter of Intent between Paramount and Sydney Resource Corporation
10.3	Letter of Intent between Paramount and Minera ABX Exploraciones S.A.
10.4	43-101 Technical Report
10.5	Engagement Agreement with Christopher Crupi
10.6	Consulting Agreement with William Charles Reed

Endnotes

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